UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

July 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 450047204		Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 233,358,837 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 233,358,837 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,358,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 450047204		Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ifis Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 233,358,837 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 233,358,837 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,358,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 21,422,140 8. SHARED VOTING POWER 211,936,697 9. SOLE DISPOSITIVE POWER 21,422,140 10. SHARED DISPOSITIVE POWER 211,936,697

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,358,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 211,936,697 8. SHARED VOTING POWER 21,422,140 9. SOLE DISPOSITIVE POWER 211,936,697 10. SHARED DISPOSITIVE POWER 21,422,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,358,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 6 of 23 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This constitutes the first electronic filing by the Reporting Persons (as defined herein) and as such, pursuant to the provisions of Regulation S-T under the U.S. Securities Exchange Act, the reporting person is filing a complete Schedule 13D to include and restate all of the information required by Schedule 13D. Although the information included herein is intended as an amendment to the information previously filed by the Reporting Persons, all of the information regarding the Reporting Persons’ ownership of the shares of IRSA Inversiones y Representaciones Sociedad Anónima as required by Schedule 13D.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 1.00 Peso per share (the “IRSA Common Stock”), of IRSA Inversiones y Representaciones Sociedad Anónima, an Argentine corporation (“IRSA”). The address of the principal executive office of IRSA is Bolívar 108, 1st Floor (C1066AAD) Buenos Aires, Argentina.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who is serving as Chairman of the Board of each of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), a stock corporation organized under the laws of the Republic of Argentina, Ifis Limited, a limited liability company organized under the laws of Bermuda (“IFIS”), and Inversiones Financieras del Sur S.A, a stock corporation organized under the laws of the Republic of Uruguay (“IFISA” and together with Elsztain, Cresud and IFIS the “Reporting Persons”). Elsztain’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina, Cresud is located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina, IFIS principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda, and IFISA’s principal offices are located at Zabala 1422, 2nd floor, Montevideo Republic of Uruguay.

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Source and Amount of Funds or Other Consideration

The IRSA Common Stock beneficially owned by the Reporting Persons is composed of 77,849,002 shares acquired by Cresud for an aggregate purchase price of US$80,593,058.23 and 30,538,897 Notes

SCHEDULE 13D
CUSIP No. 450047204		Page 7 of 23 Pages

(as defined herein) for an aggregate purchase price of US$50,984,415, and 4,414,250 shares acquired by IFISA for an aggregate purchase price of US$4,736,903 (which were bought through the exercise of warrants on June 30, 2005) and 4,634,645 Notes for an aggregate purchase price of US$12,681,328.77, acquired by IFISA.

The funds used to purchase the IRSA Common Stock were derived from Cresud’s working capital, whereas the funds used to purchase IRSA’s Notes were derived from the proceeds of the issuance of Cresud’s Notes and working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of IRSA Common Stock held for its own account in order to increase its equity stake in IRSA.

Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. Elsztain is the beneficial owner of 46.6% of the shares of IFIS. Elsztain owns directly 24.3% of IFIS and indirectly 2.0% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited owns the remaining 0.025%. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. IFISA in turn owns, on a fully diluted basis, approximately 38.1% of the issued and outstanding shares of Cresud. In addition, the Reporting Persons own, on a fully diluted basis, 40.3% of the issued and outstanding shares of IRSA (IFISA owns, on a fully diluted basis, 3.7% of the issued and outstanding shares of IRSA and Cresud owns, on a fully diluted basis, 36.6% of the issued and outstanding shares of IRSA).

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein) and Warrants (as defined herein) and/or shares of IRSA Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

As of July 31, 2005, assuming the full conversion Notes owned by the Reporting Persons as described in Item 6, Cresud and IFISA would own 233,358,837 shares of IRSA, representing 40.3% on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficiary ownership and their relationship with IRSA:

(i) Elsztain by virtue of his position and voting power in IFIS may be deemed to beneficially own 43.2% of the shares of IFISA. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.0% through Duriland S.A., a stock corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, Elsztain may be deemed to be the beneficial owner of 38% of the issued and outstanding shares of

SCHEDULE 13D
CUSIP No. 450047204		Page 8 of 23 Pages

common stock of IFISA which in turn owns, on a fully diluted basis, approximately 38.1% of the issued and outstanding shares of Cresud and approximately 3.7% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 36.6% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.2% of the issued and outstanding shares of APSA Common Stock.

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 38.1%.

(iii) IFISA would be the direct owner of 122,441,102 shares of Cresud Common Stock representing approximately 47.6% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares of Cresud Common Stock in each case, on a fully diluted basis:

1.	122,441,102 of the issued and outstanding shares of Cresud Common Stock, representing 38.1% of all outstanding shares of Cresud Common Stock.

Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares of IRSA Common Stock, in each case, on a fully diluted basis:

2.	233,358,837 of the issued and outstanding shares of IRSA, representing 40.3% of all outstanding shares of IRSA.

Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3.	138,795,745 of the issued and outstanding shares of APSA, representing 65.2% of all outstanding shares of APSA.

As of July 31, 2005, assuming full conversion by the Reporting Persons of IRSA’s Notes and exercise of IRSA’s Warrants included in the Units owned by Cresud and IFISA as discussed in Item 6, and assuming further that none of IRSA’s other bondholders convert their Notes, the Reporting Persons would beneficially own 45.7% of the outstanding shares of IRSA Common Stock. Assuming the full conversion by the Reporting Persons of IRSA’s Notes and exercise of the Warrants included in the Units owned by Cresud and IFISA as well as IRSA’s other shareholders, the Reporting Persons would beneficially own 40.3% of IRSA Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in Alto Palermo Common Stock that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

SCHEDULE 13D
CUSIP No. 450047204		Page 9 of 23 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in IRSA’s Registration Statement on Form F-1 No. 333-89660, filed with the Securities and Exchange Commission on May 29, 2002, IRSA offered (the “Offering”) rights to subscribe for an aggregate amount of 100,0000,000 units (“Units”), each consisting of US$1.00 principal amount of IRSA’s 8% Convertible Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase shares of IRSA Common Stock, for an aggregate amount of US$100,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 14, 2002 and until October 31, 2007, holders of the Notes may convert, subject to certain conditions, such Notes into shares of IRSA Common Stock at a conversion price of US$0.545 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 13, 2007. Each Warrant entitles the holder to purchase such number of shares of IRSA Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6541 per share of IRSA Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted. On October 15, 2002 (the “Issuance Date”), Cresud purchased 49,692,668 Notes for an aggregate purchase price of each US$1.00. IFISA did not purchased IRSA’s Notes until April 22, 2005, where IFISA purchased 4,634,645 Notes for an aggregate purchase price of US$ 12,681,328.77 and purchase 4,865,355 Warrants for an aggregate purchase price of US$3,739,723.87.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

Item 7. Material to Be Filed as Exhibits

None.

SCHEDULE 13D
CUSIP No. 450047204		Page 10 of 23 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

2.	Saul Zang Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

3.	Mariana Renata Carmona de Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 11 of 23 Pages

Schedule A

Directors and Executive Officers of Inversiones Financieras del Sur S.A.

Directors

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

SCHEDULE 13D
CUSIP No. 450047204		Page 12 of 23 Pages

Schedule A

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Resnik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernandez Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Susan Segal Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of United States of America

SCHEDULE 13D
CUSIP No. 450047204		Page 13 of 23 Pages

Schedule A

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Gary Gladstein Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of United States of America

10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 14 of 23 Pages

Schedule A

Senior Management

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Alejandro Bartolomé Chief Production Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	José Luis Rinaldini Chief Subsidiaries Supervisor Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Alejandro Casaretto Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 15 of 23 Pages

Schedule A

8.	Carlos Blousson Chief Sales Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 16 of 23 Pages

Schedule A

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Oscar P Bergotto Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Gabriel A.G. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 17 of 23 Pages

Schedule A

8.	Marcos Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Barenboim Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Fernando Rubin Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 18 of 23 Pages

15.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D
CUSIP No. 450047204		Page 19 of 23 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

Annex 1

IFISA’s transactions in IRSA

Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Buy	06/27/05	2,000.00	Ps. 3.40	Buenos Aires Stock Exchange
Buy	07/14/05	861	Ps. 3.65	Buenos Aires Stock Exchange

Cresud’s transactions in IRSA

Transaction Type	Trade Date	Amount of ADRs	Price per ADRs	Place
Sell Short	06/01/05	-20,000.00	12.51	New York Stock Exchange
Sell Short	06/02/05	-2,400.00	12.45	New York Stock Exchange
Sell Short	06/03/05	-5,000.00	12.51	New York Stock Exchange
Sell Short	06/03/05	-15,000.00	12.51	New York Stock Exchange
Sell Short	06/06/05	-14,100.00	12.71	New York Stock Exchange
Sell Short	06/08/05	-10,000.00	12.50	New York Stock Exchange
Sell Short	06/15/05	-5,500.00	37.34	New York Stock Exchange
Sell Short	06/15/05	-7,000.00	37.17	New York Stock Exchange
Cover Short	06/30/05	218,400.00	6.54	New York Stock Exchange
Cover Short	06/30/05	203,200.00	6.54	New York Stock Exchange
Add Long	06/30/05	471,125.00	6.54	New York Stock Exchange
Sell	07/13/05	-9,900.00	12.82	New York Stock Exchange
Sell	07/15/05	-17,500.00	12.94	New York Stock Exchange
Sell	07/19/05	-2,300.00	12.87	New York Stock Exchange

SCHEDULE 13D
CUSIP No. 450047204		Page 20 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Eduardo S. Elsztain

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

SCHEDULE 13D
CUSIP No. 450047204		Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

IFIS Limited

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D
CUSIP No. 450047204		Page 22 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Inversiones Financieras del Sur S.A.

By:	Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D
CUSIP No. 450047204		Page 23 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Attorney at Law

By:	/S/ David A. Perednik
Name:	David A. Perednik
Title:	Attorney at Law